March 18, 2010

Dominic Minore

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Re:	THL Credit, Inc. (the “Company”) File No. 333-159636

Dear Mr. Minore:

We are in receipt of your oral comments of July 24, 2009, regarding Amendment No. 1 to Registration Statement on Form N-2 related to the issuance of common shares of the Company.

The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Company’s Registration Statement discussed below. These changes have been reflected in Pre-Effective Amendment No. 2 to the Company’s Registration Statement filed today on EDGAR. We are enclosing herewith a version of Pre-Effective Amendment No. 2 that has been marked to show the Company’s responses to your comments, as well as other changes made to the Registration Statement since its filing on July 15, 2009.

The Company’s responses to your comments are set forth below. For ease of reference, each of your comments is set forth in italics and followed by the corresponding response.

1.	Prospectus Cover Page

Include in the second paragraph a brief, plain English definition of “mezzanine loans.”

The requested change has been made.

2.	Table of Contents

In the paragraph below the Table of Contents, revise to switch the position of the last sentence of the paragraph with the penultimate sentence.

Richard T. Prins, Esq.

The requested change has been made.

3.	Prospectus Summary

a.	THL Credit, Inc.

In the second line of the last paragraph of this section, include a parenthetical explaining the levels of borrowing permitted under the 1940 Act.

The requested change has been made.

Expand the final paragraph to include a statement concerning the risks and benefits of borrowing and a statement that all of the costs and borrowing money and the issuance of preferred shares will be borne by holders of the Company’s common stock.

The requested change has been made.

b.	THL Credit Advisors LLC

In the first sentences of each of the second and third paragraphs, identify by name the affiliated entity referred to therein.

The requested change has been made.

Delete the language in the third to last sentence of the second paragraph beginning with the words “with the objective of” and continuing through the end of the sentence.

The requested change has been made.

In the statement in the second sentence of the third paragraph, make clear that the entities identified therein are underwriters in this offering.

The requested change has been made.

In the third line of the third paragraph, indicate why the sister fund was formed, the approximate amount of its anticipated purchase in the offering and the percentage of the total offering amount represented by such purchase.

Richard T. Prins, Esq.

The requested change has been made.

The historical information pertaining to THL Partners should be given less prominence by moving it to the body of prospectus and should be confined to the period, if any, during which the THL Credit Principals were part of THL Partners.

The requested change has been made.

Make clear that none of the THL Credit Principals has ever been a partner or employee of THL Partners.

The requested change has been made.

c.	Investment Strategy

In the second paragraph, make clear that it is the principals of THL Credit Advisors and not the entity itself that have long-standing relationships with various parties.

The requested change has been made except that the information regarding THL Partners cannot meaningfully be restricted to the period during which the THL Credit Principals have been associated with THL Partners.

d.	Competitive Advantages

Include in the first sentence of the second paragraph the minimum number of years of experience held by the THL Credit Principals. Also provide the same information regarding Terrence W. Olson.

In response to your request, we have included the minimum number of years of experience of Messrs. Hunt, Tillinghast and Stropp. We believe revisions to the document since the last filing have mooted your second request, as the related statement no longer includes information about Mr. Olson.

e.	Risks

Expand this section to include a summary of the most important risk factors.

The requested change has been made.

Richard T. Prins, Esq.

f.	The Offering – Investment Management Agreement

Revise the third sentence of this section to make clear that no affiliates of THL Credit Advisors will be entitled to any portion of the incentive fee; conform throughout the document.

The requested change has been made.

In your response letter, indicate whether in adopting an investment management agreement that provides for a base management fee based on gross assets the Board considered that the arrangement may compensate the investment advisor for accrued but unpaid liabilities for various periods of time.

As suggested by Richard Pfordte in a telephone call on July 27, 2009, the Company has augmented the disclosure to note that many BDCs and closed-end funds pay advisory fees on net assets plus assets acquired from the proceeds of leverage and not assets reflecting other types of liabilities.

g.	Fees and Expenses

Delete the word “Estimated” from the “Estimated Annual Expenses” line item. Also delete the parenthetical “(estimated)” from the “Total Annual Expenses” line item.

The requested change has been made.

Footnote (4) should also provide a precise definition of “gross assets.” Also provide a precise definition of “leverage” that will be used in the context of determining the “gross assets” that are subject to the management fee. This should also be made clear in the Investment Management Agreement between the Company and the Advisor.

As discussed with Richard Pfordte on July 27, 2009, the Company previously responded to this comment and has added disclosure in the footnotes to the expense table that expenses in relation to net assets would be higher if the Company determined to operate with leverage.

In footnote (5), carve-out amounts used for “general corporate purposes” from the phrase “substantially all of our investment proceeds.”

As discussed with Richard Pfordte on July 27, 2009, the Company has modified its disclosure under “Use of Proceeds.”

Richard T. Prins, Esq.

4.	Risk Factors

a.	If we use borrowed funds or the proceeds of preferred stock to make investments…

Disclose that any person from whom the Company borrows will not have either a veto power or a vote in approving or changing any of the Company’s fundamental policies.

Additional disclosure has been made regarding the effect that credit facility covenants may have.

Clarify whether any grant of a security interest in the Company’s assets in connection with any borrowing by the Company will be limited to one-third of the Company’s total assets.

As discussed with Richard Pfordte on July 27, 2009, the Company has specified that it may pledge assets in connection with any of its borrowings.

b.	Our incentive fee may induce our investment advisor to make certain investments…

Revise the fourth paragraph of this section to state definitively that the Company’s board of directors will monitor potential conflicts in connection with its quarterly review and valuation of the Company’s investment

The requested change has been made.

c.	Our incentive fee may induce our investment advisor…

Please expand the discussion to disclose that the Company’s investment advisor also controls the timing of when capital gains and losses will be realized on the Company’s investments and that it therefore has a conflict of interest to maximize its incentive fee even though the timing may not be in the best interests of the Company’s shareholders.

As discussed with Richard Pfordte on July 27, 2009, additional disclosure has been provided regarding possible incentive of the advisor to time the realization of capital gains.

d.	Our investments in foreign securities may involve significant risks...

Disclose how the Company’s investment in foreign securities furthers the Company’s investment strategies pertaining to its U.S. investments.

As discussed with Richard Pfordte on July 27, 2009, additional disclosure has been provided regarding the benefits of the Company’s investments outside of the 70% requirement.

Richard T. Prins, Esq.

e.	Regulations governing our operation as a BDC may limit our ability...

Disclose whether or not the Company may directly or indirectly issue, through the establishment of a subsidiary or other entity, tender option bonds. If tender option bonds may be issued, then disclose that no more than 15% of the Company’s portfolio securities or other assets may be deposited, sold, or otherwise transferred in connection with the issuance. Also disclose that, in addition to the Company’s portfolio securities or other assets that are deposited, sold or otherwise transferred, the Company will further segregate other assets in an amount at least equal to the total face amount of the securities or other interests issued by the subsidiary or other entity.

As discussed with Richard Pfordte on July 27, 2009, if the Company does utilize tender option bonds or inverse floaters, it will do so cognizant of the staff’s position regarding such instruments at such time.

5.	The Company

Expand the fifth paragraph of this section to explain why investments in unsponsored companies will provide for the most attractive economics, alignment of interests with management and the greatest control for the Company as an investor.

The requested change has been made.

a.	Investment strategy

In the second paragraph include a plain English statement explaining the difference between sponsored and unsponsored investments.

The requested change has been made.

b.	Investment structure

It is inappropriate for the Company to include in its prospectus the total return targets of 15% to 25% per year for the Company’s mezzanine loan investments. Accordingly, please delete the total return targets from the prospectus.

The Company has modified the disclosure as requested.

Richard T. Prins, Esq.

6.	Description of Shares

a.	Limitation of liability and indemnification

Shorten the last sentence of the first paragraph of the section to mirror the language of Sections 17(h) and 17(i) of the 1940 Act.

The requested change has been made.

7.	Management Fee

Disclose, if true, that because the value of gross asset will be based on the value of the assets at the end of the quarter, the Company will effectively pay a higher base management fee when it has rising asset levels than one based on the value of assets as of the end of the month.

As discussed with Richard Pfordte on July 27, 2009, the Company will invest primarily in debt instruments and will value its investments only on a quarterly basis and accordingly does not believe this comparison is meaningful.

8.	Incentive Fee

Disclose how the Company’s Board of Directors will monitor the potential for the investment advisor to manipulate income so as to recognize income in quarters where the hurdle rate is exceeded.

As discussed with Richard Pfordte on July 27, 2009, the Company has made additional disclosure regarding the possible incentive of the Advisor to accelerate or delay income recognition.

9.	Managerial assistance to portfolio companies

Refer to the second sentence of this section, beginning with the parenthetical “(other than small and solvent companies described above),” and including the entire third sentence. It appears as though the Company is establishing its own “offer to make significant managerial assistance” test, which appears to be somewhat limited. Section 2(a)(47) of the 1940 Act seems to indicate that what the Company is proposing in the second sentence is too narrow and that, with respect to what is being proposed in the third sentence, the Company should make clear that it is not the exclusive way that it provides such assistance.

The Company believes the disclosure cited accurately reflects the statutory requirement inasmuch as Section 2(a)(48)(B) provides that managerial assistance need not be offered to the small companies included in the parenthetical statement. The requested change regarding the methods of providing managerial assistance has been made.

10.	Underwriting

Under a section in the prospectus captioned “Additional Underwriter Compensation” make clear that there are no agreements with the underwriters or any of their affiliates that are not described in the underwriting section of the prospectus.

The requested addition has been made.

11.	Additional Information

In the first paragraph of this section, include a statement making clear that the material terms of such contracts are nonetheless described in the prospectus.

Richard T. Prins, Esq.

The requested change has been made.

12.	Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Richard T. Prins, Esq.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

We believe that the above responses adequately respond to the concerns raised in your comment letter. Should you have any additional comments or concerns, please feel free to contact me at (212) 735-2790 or Richard Cardillo at 212-735-2459.

Sincerely,

/s/ Richard T. Prins
Richard T. Prins

cc:	James K. Hunt
Sam W. Tillinghast
Terrence W. Olson
THL Credit, Inc.